UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 25, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dollar Thrifty Automotive Group, Inc.

File No. 1-13647 - CF#24823

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Dollar Thrifty Automotive Group, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 4, 2010.

Based on representations by Dollar Thrifty Automotive Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.228	through December 31, 2011
Exhibit 10.233	through August 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Amanda Ravitz
Branch Chief - Legal